Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Beacon Roofing Supply, Inc.
at
$124.25 Per Share
by
Queen MergerCo, Inc.
A Wholly Owned Subsidiary of
QXO, Inc.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF FEBRUARY 24, 2025, UNLESS THE OFFER IS EXTENDED.
Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO, Inc., a Delaware corporation (“QXO”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at a price of $124.25 per share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
THE OFFER IS SUBJECT TO THE CONDITIONS SET FORTH IN THE SECTION OF THIS OFFER TO PURCHASE TITLED “THE OFFER—SECTION 14—CONDITIONS OF THE OFFER”. These include, among other things, the Minimum Tender Condition, the Board Approval Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition each as defined and set forth in the section of the Offer to Purchase titled “The Offer—Section 14—Conditions of the Offer” beginning on page 32.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.
Since July 2024, QXO has made numerous attempts to engage constructively with Beacon to reach a potential negotiated transaction that would enhance value for Beacon stockholders. QXO submitted a written proposal to acquire Beacon for $124.25 per share in cash on November 11, 2024, which proposal represented a 38% premium over Beacon’s 90-day average share price as of November 8, 2024 (the last trading day prior to QXO’s submission of the written proposal), a 26% premium over Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the potential transaction) and a 3.0x premium to Beacon’s average historical 3-year next-twelve months trading enterprise value to EBITDA multiple of 8.1x. Since QXO’s initial outreach in July 2024, QXO’s attempts at constructive engagement have been met by delays, cancellations and unreasonable preconditions, notably a long-term “standstill” that would have prohibited QXO from offering its proposal directly to Beacon’s stockholders or even informing Beacon stockholders of its existence. Despite QXO’s various attempts, Beacon has not granted QXO any access to Beacon management in person or virtually, or an opportunity for any interactive discussion or real-time questions and answers.
QXO announced its offer to acquire Beacon publicly on January 15, 2025 because the board of directors of Beacon (the “Beacon Board”) and the Beacon management team have continuously refused to substantively engage in any meaningful discussions with QXO. Beacon, in its press release responding to QXO’s public proposal, has directed Beacon stockholders not to take any action and to consider management projections to be released for Beacon’s planned investor day on March 13, 2025. As representatives of QXO and its advisors informed Beacon and its advisors, QXO expects the Beacon management projections to be completely unattainable projections specifically designed to justify a highly unrealistic share price for Beacon, and QXO believes that investors will have the same point of view. QXO does not believe that it is appropriate for the Beacon Board to have a veto right over whether the Offer is made available to Beacon stockholders and, therefore, QXO is making this Offer directly to Beacon stockholders upon the terms and subject to the conditions set forth in this Offer.

On or around the date of this Offer to Purchase, QXO plans to file the notification required for the consummation of the Offer and the second-step merger by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and a notification pursuant to Part IX of the Competition Act (Canada) (the “Competition Act (Canada)”). QXO believes the proposed transaction will receive necessary clearance under the HSR Act and the Competition Act (Canada).
Subject to applicable law, QXO and the Purchaser reserve the right to terminate the Offer, if the conditions to the Offer have not been satisfied, or amend the Offer in any respect (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in a merger, including the second step merger with Beacon pursuant to Section 251(h) of the General Corporation Law of the State of Delaware). In addition, in the event that QXO enters into a merger agreement with Beacon and such merger agreement does not provide for a tender offer, QXO and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by QXO, the Purchaser and Beacon and specified in such merger agreement.
This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.
January 27, 2025

IMPORTANT
Any stockholder of Beacon who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and manually sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares” or (ii) request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.
Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot deliver such certificates and all other required documents to the Depositary on or prior to the expiration of the Offer, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares.”
Questions and requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer may be found at http://www.sec.gov.
This Offer to Purchase refers to a possible proxy solicitation. This Offer to Purchase is not intended to and does not constitute (i) a solicitation of a proxy, consent or authorization for or with respect to Beacon’s annual meeting or any special meeting of Beacon’s stockholders or (ii) a solicitation of a consent or authorization in the absence of any such meeting. Any such solicitation which QXO may make will be made only pursuant to proxy or consent solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
The participants in such proxy solicitation are anticipated to be QXO, Brad Jacobs, Ihsan Essaid, Matt Fassler, Mark Manduca and the individuals nominated by QXO (the “QXO Nominees”). QXO expects to determine and announce the QXO Nominees prior to the nomination deadline for the 2025 annual meeting of stockholders of Beacon. As of the date of this communication, other than 100 Shares beneficially owned by QXO, none of the participants that have been identified has any direct or indirect interest, by security holdings or otherwise, in Beacon.
QXO strongly advises all stockholders of Beacon to read the preliminary proxy statement, any amendments or supplements to such proxy statement, and other proxy materials filed by QXO with the SEC as they become available because they will contain important information. Such proxy materials, if any, will be available at no charge on the SEC’s website at www.sec.gov. In addition, the participants in this proxy solicitation will provide copies of the proxy statement and other relevant documents, without charge, when available, upon request. Requests for copies should be directed to the participants’ proxy solicitor.
i

ii

SUMMARY TERM SHEET
Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO, Inc., a Delaware corporation (“QXO”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at a price of $124.25 per Share, to the seller in cash, without interest and less any required withholding taxes (the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. The following are some of the questions you, as a Beacon stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. QXO and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.
The information concerning Beacon contained herein and elsewhere in this Offer to Purchase has been taken from or is based upon publicly available documents or records of Beacon on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. QXO and the Purchaser have not independently verified the accuracy and completeness of such information. QXO and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Beacon taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.
In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to QXO and its subsidiaries, collectively.
Who is offering to buy the Shares?
The Purchaser, Queen MergerCo, Inc., is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of Beacon. The Purchaser is a wholly owned subsidiary of QXO.
QXO provides technology solutions, primarily to clients in the manufacturing, distribution and service sectors. QXO plans to become a tech-forward leader in the $800 billion building products distribution industry. QXO is targeting tens of billions of dollars of annual revenue in the next decade through accretive acquisitions and organic growth. See “The Offer—Section 9—Certain Information Concerning the Purchaser and QXO.”
What securities are you offering to purchase?
We are offering to acquire all of the outstanding Shares of Beacon. We refer to one share of Beacon common stock as a “share” or “Share.” See “Introduction.”
How much are you offering to pay for my Shares and what is the form of payment?
We are offering to pay $124.25 per Share to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”
Why are you making the Offer?
We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Beacon. If the Offer is consummated, we intend to complete a second-step merger (the “Proposed Merger”) with Beacon pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which Beacon will become a wholly owned subsidiary of QXO and all outstanding Shares that are not purchased in the Offer (other than Shares held by QXO and its subsidiaries or by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger.”

QXO and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Beacon by QXO, have prepared a draft definitive agreement on customary terms for such purpose and are prepared to begin such negotiations immediately.
How long will it take to complete your proposed transaction?
The timing of completing the Offer and Proposed Merger will depend on, among other things, if and when Beacon enters into a definitive agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any waiting period (including any extension thereof and any timing agreement entered into with any United States or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”) to delay or not to consummate the transactions entered in connection therewith) applicable to the consummation of the Offer and the Proposed Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder and the Competition Act (Canada) (the “Competition Act (Canada)”) shall have expired or been earlier waived or terminated.
Do you have the financial resources to pay for the Shares?
We will need approximately $11 billion to purchase all outstanding Shares pursuant to the Offer and to refinance certain indebtedness in connection with the transaction. As of September 30, 2024, QXO had $5.0 billion of cash and cash equivalents. Queen TopCo, LLC, a Delaware limited liability company that is a direct wholly owned subsidiary of QXO and a parent entity of the Purchaser (“TopCo”), has obtained a total of $6.5 billion in debt financing commitments (the “Committed Debt Financing”), which can be used, together with cash and cash equivalents of QXO, to finance the consideration for the Offer, refinance certain indebtedness in connection with the transaction and pay related fees and expenses.
The Committed Debt Financing is provided by affiliates of each of Goldman Sachs, Morgan Stanley, Citi, Credit Agricole, Wells Fargo and Mizuho and is subject to the terms and conditions set forth in the related debt commitment letter.
The ultimate funding for the Offer and related transactions may utilize all or only a portion of the Committed Debt Financing in connection with the Offer and related transactions.
QXO and the Purchaser expect, based upon the combination of internally available cash and borrowings under the Committed Debt Financing, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer—Section 10—Source and Amount of Funds.”
Is your financial condition material to my decision to tender in the Offer?
No. We do not think that our financial condition is material to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer is not subject to any financing condition;
•
a subsidiary of QXO has received financing commitments in respect of funds, together with QXO’s cash on hand, sufficient to purchase all Shares validly tendered in the Offer and not validly withdrawn as described in more detail in “The Offer—Section 10—Source and Amount of Funds”; and

•
if we consummate the Offer, we will acquire in the Proposed Merger all remaining Shares that are not purchased in the Offer (other than Shares held by QXO and its subsidiaries or by stockholders who perfect their appraisal rights) for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer, and we will have sufficient funds available pursuant to the financing commitments and QXO’s cash on hand to consummate the Proposed Merger.

What does the Board of Directors of Beacon think of the Offer?
Since July 2024, QXO has made numerous attempts to engage constructively with Beacon to reach a potential negotiated transaction that would enhance value for Beacon stockholders. QXO submitted a written proposal to acquire Beacon for $124.25 per share in cash on November 11, 2024, which proposal represented a

38% premium over Beacon’s 90-day average share price as of November 8, 2024 (the last trading day prior to QXO’s submission of the written proposal), a 26% premium over Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the potential transaction) and a 3.0x premium to Beacon’s average historical 3-year next-twelve months trading enterprise value to EBITDA multiple of 8.1x. Since QXO’s initial outreach in July 2024, QXO’s attempts at constructive engagement have been met by delays, cancellations and unreasonable preconditions, notably a long-term “standstill” that would have prohibited QXO from offering its proposal directly to Beacon’s stockholders or even informing Beacon stockholders of its existence. Despite QXO’s various attempts, Beacon has not granted QXO any access to Beacon management in person or virtually, or an opportunity for any interactive discussion or real-time questions and answers.
QXO announced its offer to acquire Beacon publicly on January 15, 2025 because the board of directors of Beacon (the “Beacon Board”) and the Beacon management team have continuously refused to substantively engage in any meaningful discussions with QXO. Beacon, in its press release responding to QXO’s public proposal, has directed Beacon stockholders not to take any action and to consider management projections to be released for Beacon’s planned investor day on March 13, 2025. As representatives of QXO and its advisors informed Beacon and its advisors, QXO expects the Beacon management projections to be completely unattainable projections specifically designed to justify a highly unrealistic share price for Beacon, and QXO believes that investors will have the same point of view. QXO does not believe that it is appropriate for the Beacon Board to have a veto right over whether the Offer is made available to Beacon stockholders and, therefore, QXO is making this Offer directly to Beacon stockholders upon the terms and subject to the conditions set forth in this Offer.
See “The Offer—Section 11—Background of the Offer.”
Within ten (10) business days of the date of this Offer to Purchase, Beacon is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer, and the reasons for any such position.
How long do I have to decide whether to tender in the Offer?
You have until the expiration time of the Offer to tender. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, at the end of February 24, 2025. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”
We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1—Terms of the Offer.”
What are the conditions to the Offer?
The consummation of the Offer is subject to a number of conditions, including, among other things, the Minimum Tender Condition, the Board Approval Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition each as defined and set forth in the section of the Offer to Purchase titled “The Offer—Section 14—Conditions of the Offer”.
Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer, QXO expressly reserves the right (but will not be obligated) to waive any conditions to the Offer at any time, except for the Regulatory Approvals Condition, in each case by giving oral or written notice of such waiver to the Depositary and by making public announcement thereof. If we waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer.
The consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.

How will I be notified if the Offer is extended?
If we decide to extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”
How do I tender my Shares?
To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company.
If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of Securities Transfer Agents Medallion Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within one Nasdaq Stock Market (“Nasdaq”) trading day. However, the Depositary must receive the missing items within that one-trading-day period. See “The Offer—Section 3—Procedure for Tendering Shares.”
Until what time can I withdraw tendered Shares?
You can withdraw tendered Shares at any time before the Offer has expired, and, thereafter, you can withdraw them at any time until we accept such Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is provided. See “The Offer—Section 4—Withdrawal Rights.”
How do I withdraw tendered Shares?
To withdraw tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you have the right to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”
When and how will I be paid for my tendered Shares?
Upon the terms and subject to the conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 14—Conditions of the Offer.”
We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares) as described in “The Offer—Section 3—Procedures for Tendering Shares”, a properly completed, timely received and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in “The Offer—Section 3—Procedure for Tendering Shares”) in lieu of a Letter of Transmittal and any other required documents for such Shares. See “The Offer—Section 2—Acceptance for Payment and Payment of Shares.”
Will the Offer be followed by a merger if all Shares are not tendered in the Offer?
If (i) the Offer is consummated, (ii) we enter into a definitive merger agreement with Beacon with respect to the acquisition of Beacon by QXO, (iii) the conditions of Section 251(h) of the DGCL can be satisfied and (iv) pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by QXO or any of its subsidiaries, constitutes at least a majority of the outstanding Shares on a fully diluted basis, we expect to consummate the Proposed Merger with Beacon in which Beacon will become a wholly owned subsidiary of QXO. In the Proposed Merger, all Shares that were not purchased in the Offer will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Proposed Merger takes place, stockholders who did not validly tender Shares in the Offer (other than Shares held by QXO or its subsidiaries (including the Purchaser) and Shares owned by stockholders who properly perfect their appraisal rights under the DGCL) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger.”
The treatment of your Shares if the Proposed Merger does take place and you properly perfect your appraisal rights is discussed in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”
If at least a majority of the Shares outstanding are tendered and accepted for payment, and the other conditions to consummation of the Offer have been satisfied, will Beacon continue as a public company?
As described above, we currently intend, as soon as practicable following consummation of the Offer, to seek to acquire all remaining Shares in the Proposed Merger. If the Proposed Merger takes place, Beacon will no longer be publicly owned. Even if the Proposed Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that Beacon may cease to be required to comply with the SEC rules relating to publicly held companies or otherwise cease to make filings with the SEC. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”
Do I have to vote to approve the Proposed Merger?
No. Your vote is not required to approve the Proposed Merger.
Do you intend to attempt to nominate directors to the Beacon Board at Beacon’s 2025 Annual Meeting of Stockholders?
Yes, that is our current intention. Pursuant to Beacon’s bylaws, stockholders that wish to nominate a director at Beacon’s annual meeting must do so no earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders (i.e., for Beacon’s 2025 Annual Meeting, between January 15, 2025 and February 14, 2025). QXO intends to submit a notice letter to Beacon indicating its intention to nominate persons to be considered for election to the Beacon Board at Beacon’s 2025 Annual Meeting prior to this deadline. Based on Beacon’s practice and Beacon’s bylaws, QXO expects Beacon’s 2025 Annual Meeting to be held in May 2025.
We intend to nominate these individuals in order to give you another direct voice with respect to the Offer. We believe that the election of our nominees will demonstrate that Beacon’s stockholders support a combination with QXO. If our nominees are elected, they would be obligated to act in accordance with their duties as directors of Beacon. If elected, our nominees could take steps to support and facilitate the Offer and the Proposed Merger should the nominees, as new directors, deem it appropriate in the exercise of their duties to Beacon and the Beacon stockholders.
QXO intends to solicit proxies from Beacon stockholders (and, when permitted, to distribute definitive proxy materials and proxy cards to Beacon stockholders) to vote in favor of the election of our nominees at Beacon’s 2025 annual meeting of stockholders. The Offer does not constitute a solicitation of proxies in connection with such matter. Any such solicitation will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.
Do I need to grant a proxy to QXO in connection with the proxy solicitation if I wish to accept the Offer?
No. Your ability to tender your shares of Beacon common stock in the offer is not conditioned on your granting of a proxy to QXO in connection with its proxy solicitation described above. You may validly tender your shares of Beacon common stock in the Offer, regardless of whether or how you intend to vote for our nominees to the Beacon Board.

If I decide not to tender, how will the Offer affect my Shares?
As described above, if the Offer is consummated, we intend to complete a second-step merger with Beacon in which Beacon will become a wholly owned subsidiary of QXO and all outstanding Shares that are not purchased in the Offer (other than Shares held by QXO and its subsidiaries or by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, your Shares may be affected, among other ways, as described in this Offer to Purchase. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”
Are appraisal rights available in the Offer or the Proposed Merger?
Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the Proposed Merger who do not vote in favor of, or consent to, the Proposed Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger. See “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”
What is the market value of my Shares as of a recent date?
On January 14, 2025, the last trading day before the public announcement by QXO that it had made a proposal to acquire Beacon, the last sales price of the Shares reported on Nasdaq was $108.85 per Share. On January 24, 2025, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on Nasdaq was $118.42 per Share. The Offer Consideration represents a premium of approximately 26% premium over Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the potential transaction). Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer—Section 6—Price Range of Shares; Dividends.”
What are the material U.S. federal income tax considerations of participating in the Offer?
In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—U.S. Federal Income Tax Considerations.”
We recommend that you consult your tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).
Who can I talk to if I have questions about the Offer?
Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer, at the telephone number and address set forth below and on the back cover page of this Offer to Purchase. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free: (877) 717-3922
Banks and Brokers may call collect: (212) 750-5833

To the Stockholders of Beacon Roofing Supply, Inc.:
INTRODUCTION
We, Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO, Inc., a Delaware corporation (“QXO”), are offering to purchase all outstanding shares of common stock (the “Shares”), par value $0.01 per share, of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”) at a price of $124.25 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”
THE OFFER IS SUBJECT TO THE CONDITIONS SET FORTH IN THE SECTION OF THIS OFFER TO PURCHASE TITLED “THE OFFER—SECTION 14—CONDITIONS OF THE OFFER”. These include, among other things, the Minimum Tender Condition, the Board Approval Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition set forth in the section of the Offer to Purchase titled “The Offer—Section 14—Conditions of the Offer” beginning on page 32.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.
Since July 2024, QXO has made numerous attempts to engage constructively with Beacon to reach a potential negotiated transaction that would enhance value for Beacon stockholders. QXO submitted a written proposal to acquire Beacon for $124.25 per share in cash on November 11, 2024, which proposal represented a 38% premium over Beacon’s 90-day average share price as of November 8, 2024 (the last trading day prior to QXO’s submission of the written proposal), a 26% premium over Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the potential transaction) and a 3.0x premium to Beacon’s average historical 3-year next-twelve months trading enterprise value to EBITDA multiple of 8.1x. Since QXO’s initial outreach in July 2024, QXO’s attempts at constructive engagement have been met by delays, cancellations and unreasonable preconditions, notably a long-term “standstill” that would have prohibited QXO from offering its proposal directly to Beacon’s stockholders or even informing Beacon stockholders of its existence. Despite QXO’s various attempts, Beacon has not granted QXO any access to Beacon management in person or virtually, or an opportunity for any interactive discussion or real-time questions and answers.
QXO announced its offer to acquire Beacon publicly on January 15, 2025 because the Beacon Board and the Beacon management team have continuously refused to substantively engage in any meaningful discussions with QXO. Beacon, in its press release responding to QXO’s public proposal, has directed Beacon stockholders not to take any action and to consider management projections to be released for Beacon’s planned investor day on March 13, 2025. As representatives of QXO and its advisors informed Beacon and its advisors, QXO expects the Beacon management projections to be completely unattainable projections specifically designed to justify a highly unrealistic share price for Beacon, and QXO believes that investors will have the same point of view. QXO does not believe that it is appropriate for the Beacon Board to have a veto right over whether the Offer is made available to Beacon stockholders and, therefore, QXO is making this Offer directly to Beacon stockholders upon the terms and subject to the conditions set forth in this Offer.
On or around the date of this Offer to Purchase, QXO plans to file the notification required for the consummation of the Offer and the Proposed Merger by the HSR Act and a notification pursuant to Part IX of the Competition Act (Canada). QXO believes the proposed transaction will receive necessary clearance under the HSR Act and the Competition Act (Canada).

As of the date of this Offer to Purchase, QXO and its subsidiaries beneficially own 100 Shares representing less than 1% of the outstanding Shares. According to Beacon’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2024 (the “Beacon Q3 2024 Form 10-Q”), as of October 24, 2024 there were 61,887,984 Shares issued and outstanding, and based on QXO and the Purchaser’s review of the Beacon Q3 2024 Form 10-Q, we believe as of September 30, 2024, there were approximately 1.0 million stock options to purchase Shares and 1.2 million restricted stock units (“RSUs”) outstanding.
The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Beacon. If the Offer is consummated, we intend to complete a second-step merger with Beacon in which Beacon will become a wholly owned subsidiary of QXO and all outstanding Shares that are not purchased in the Offer (other than Shares held by QXO and its subsidiaries or by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Offer conditions are satisfied and the Offer is consummated, the Proposed Merger may be effected as soon as practicable following consummation of the Offer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without the affirmative vote of Beacon’s stockholders, subject to satisfaction of the other conditions to Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger.”
No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under the DGCL and not withdrawn, in connection with the Proposed Merger. See “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”
Subject to applicable law, QXO and the Purchaser reserve the right to terminate the Offer, if the conditions to the Offer have not been satisfied, or amend the Offer in any respect (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that QXO enters into a merger agreement with Beacon and such merger agreement does not provide for a tender offer, QXO and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by QXO, the Purchaser and Beacon and specified in such merger agreement.
In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.
After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER
1.	Terms of the Offer.
Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not previously withdrawn in accordance with “The Offer—Section 14—Conditions of the Offer.” “Expiration Time” means 12:00 midnight, New York City time, at the end of February 24, 2025, unless extended, in which event “Expiration Time” means the time and date at which the Offer, as so extended, shall expire.
The Offer is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition, the Board Approval Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition. If any such condition is not satisfied before the Expiration Time, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4—Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Time and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.
Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.
If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire prior to the date that is ten (10) business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of ten (10) business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The SEC release states that an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response.
“Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight., New York City time.
If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer—Section 4—Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.
After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a Subsequent Offering Period of at least three (3) business days to permit additional tenders of Shares so long as, among other things, (i) the initial offering period of at least twenty (20) business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect, in our sole discretion, to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time or date of termination of any prior Subsequent Offering Period.
No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.
On or around the date of this Offer, pursuant to Section 220(b) of the DGCL, QXO intends to demand the right to inspect, among other items, Beacon’s stock ledger and most recent list of stockholders and to make and/or receive copies and extracts therefrom, along with any modifications, additions or deletions thereto that become available or known to Beacon or its agents or representatives. The purpose of this demand is to obtain names and addresses of Beacon stockholders to enable QXO to communicate with its fellow Beacon stockholders on matters relating to their mutual interests as stockholders, including matters relating to the proposal by QXO to acquire Beacon through a negotiated transaction.
We may separately make a request to Beacon for its latest stockholder list and security position listings which will be used, if needed, for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares.
Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Time and not withdrawn promptly after the Expiration Time. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer—Section 14—Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 14—Conditions of the Offer.”
We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares) into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedure for Tendering Shares”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.
For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.
We will pay the same per Share consideration pursuant to the Offer to all stockholders. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.
We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.
If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.
3.	Procedure for Tendering Shares.
Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Time, or (ii) the guaranteed delivery procedure described below must be complied with.
The method of delivery of Shares, the Letter of Transmittal, the Agent’s Message and all other required documents, including through the Book-Entry Transfer Facility, is at the sole option and risk of the tendering stockholder, and delivery of the Shares, the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof will pass, only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time.
The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.
Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.
Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal.
If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.
Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:
(i) such tender is made by or through an Eligible Institution;
(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Time; and
(iii) the certificate for such Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through the Depository) or, in the case of a book-entry transfer through DTC, a book-entry confirmation with respect to all such Shares together with an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, are received by the Depositary within one trading day after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.
The Notice of Guaranteed Delivery may be delivered or transmitted by mail or email to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.
Backup Withholding. Under U.S. federal income tax laws, payments in connection with the Offer may be subject to “backup withholding” unless a tendering holder (1) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information, or (2) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (“IRS”). To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”) should complete and return the IRS Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”) should complete and submit IRS Form W-8BEN, W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations.”

Appointment of Proxy. By executing a Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Beacon’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).
The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Beacon’s stockholders.
Determination of Validity. All questions as to the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto), the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, QXO or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
4.	Withdrawal Rights.
Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Time and, if such have not yet been accepted for payment as provided herein, any time after March 28, 2025, which is 60 days from the date of the commencement of the Offer.
If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.
For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares.

In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Section 3—Procedure for Tendering Shares” at any time before the Expiration Time.
If we provide a Subsequent Offering Period (as described in more detail in “The Offer—Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights will apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.
We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of QXO, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.
5.	U.S. Federal Income Tax Considerations.
This section is a general summary of the U.S. federal income tax considerations to holders whose Shares are tendered and accepted for payment pursuant to this Offer. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws.
This discussion is limited to holders who hold Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including expatriates and certain former citizens of the United States, holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, “controlled non-U.S. corporations,” “passive non-U.S. investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements, regulated investment companies, real estate investment trusts, a holder that owns, actually or constructively, 5% or more of the Shares, investors who have elected to use a mark-to-market method of tax accounting, persons subject to the personal holding company or accumulated earnings rules, taxpayers subject to the anti-inversion rules, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Shares being taken into account in an “applicable financial statement” (as defined in section 451 of the Code), or holders deemed to sell Shares under the constructive sale provisions of the Code.
For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of the Offer, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.
Holders are urged to consult their tax advisors to determine the tax consequences of participating in the Offer in light of their particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).
U.S. Holders
Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are an individual or other non-corporate U.S. Holder whose holding period in the Shares exceeds one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer may be subject to information reporting and backup withholding. To avoid backup withholding, each U.S. Holder should provide the Depositary with a properly executed IRS Form W-9 included with the Letter of Transmittal certifying such U.S. Holder’s correct taxpayer identification number or otherwise establishing an exemption. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.
Non-U.S. Holders
Consequences of the Offer. Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer will generally not be subject to U.S. federal income tax or withholding on any gain recognized, unless:
•
the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States;

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange of Shares pursuant to the Offer, and certain other requirements are met; or

•
Beacon is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the Shares, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as income effectively connected with the conduct of a trade or business within the United States.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that Beacon is determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period constituted 5% or less of the Shares, provided that the Shares were regularly traded on an established securities market during such period.
Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a

U.S. permanent establishment of the non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph will generally be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).
Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should provide the Depositary with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.
6.	Price Range of Shares; Dividends.
The Shares are listed and principally traded on Nasdaq under the symbol “BECN.” The following table sets forth, for each of the periods indicated, the high and low intraday prices per Share on Nasdaq, and dividends paid per Share, as disclosed in Beacon’s SEC filings or, with respect to the 2025 prices, as reported in published financial sources:

	High	Low	Dividends Paid
Fiscal Year 2023:
First Quarter	$68.31	$50.42	—
Second Quarter	$84.10	$54.60	—
Third Quarter	$87.46	$74.38	—
Fourth Quarter	$89.39	$68.50	—
Fiscal Year 2024:
First Quarter	$99.11	$81.61	—
Second Quarter	$103.75	$88.55	—
Third Quarter	$105.42	$77.54	—
Fourth Quarter	$116.30	$83.75	—
Fiscal Year 2025:
First Quarter (through January 24, 2025)	$121.22	$99.64	—

On January 14, 2025, the last trading day before the public announcement by QXO that it had made a proposal to acquire Beacon, the last sales price of the Shares reported on Nasdaq was $108.85 per Share. On January 24, 2025, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on Nasdaq was $118.42 per Share. The Offer Consideration represents a premium of approximately 26% premium over Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the Potential Transaction). You are urged to obtain current market quotations for the Shares prior to making any decision with respect to the Offer.
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.
Possible Effects of the Offer on the Market for the Shares. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange and there may not be an active or liquid public trading market for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.
Stock Exchange Listing. The Shares are listed on Nasdaq. Promptly following the consummation of the Offer, we intend to consummate the Proposed Merger. If the Proposed Merger is consummated, the Shares will no longer meet the requirements for continued listing on Nasdaq because there will only be a single holder of the Shares, which will be the Purchaser, and will cause Beacon to delist the Shares from Nasdaq. However, prior to the consummation of the Proposed Merger, or in the event that the Proposed Merger is not consummated, depending on the number of Shares purchased pursuant to the Offer and the number of Beacon stockholders remaining thereafter, it is possible the Shares may no longer meet the standards for continued listing on Nasdaq and may be delisted from Nasdaq following consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on Nasdaq if, among other things, (i) the number of publicly held Shares (defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding) were less than 750,000, (ii) the aggregate market value of the publicly held Shares was less than $5,000,000, (iii) there were fewer than 400 round-lot stockholders or (iv) there were fewer than two market makers for the Shares. According to the Beacon Q3 2024 Form 10-Q, as of October 24, 2024, there were 61,887,984 Shares issued and outstanding.
Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Beacon to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Beacon to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Beacon and persons holding “restricted securities” of Beacon may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We intend to seek to cause Beacon to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.
Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.
8.	Certain Information Concerning Beacon.
Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Beacon contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of QXO or the Purchaser (or any of their respective affiliates), the Information Agent or the Depositary take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Beacon to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to QXO, the Purchaser, the Information Agent or the Depositary. QXO, the Purchaser, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.
According to the Beacon Q3 2024 Form 10-Q, Beacon was incorporated under the laws of Delaware in 1997, its principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, VA 20170, its telephone number is (571) 323-3939 and its website address is www.becn.com. According to the Beacon Q3 2024 Form 10-Q, Beacon is the largest publicly traded distributor of roofing materials and complementary building products in North America. Beacon operates 587 branches throughout all 50 states in the United States and seven provinces in Canada. Beacon manages its business through contractual and other arrangements with many suppliers of roofing materials and complementary building products. Beacon also offers customers branded building products, project guidance using its sales force and digital account management and estimation products. According to Beacon’s Annual Report on Form 10-K for the year ended 2023, Beacon had 8,063 active employees as of December 31, 2023.
Additional Information. Beacon is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Beacon is required to disclose in such reports and proxy statements certain information, as of particular dates, concerning Beacon’s directors and officers, their remuneration, stock options granted to them, the principal holders of Beacon’s securities and any material interest of such persons in transactions with Beacon. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.
9.	Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo.
Purchaser. The Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incidental to its formation and the commencement of the Offer. The Purchaser is a direct wholly owned subsidiary of Queen HoldCo, LLC, a Delaware limited liability company (“HoldCo”). HoldCo is a direct wholly owned subsidiary of TopCo. TopCo is a direct wholly owned subsidiary of QXO. HoldCo and TopCo have engaged in no activities other than those incidental to their formation and the commencement of the Offer. The principal executive offices of the Purchaser, HoldCo and TopCo are located at the same address as QXO’s principal executive offices listed below and its telephone number at that address is the same telephone number as QXO’s telephone number listed below.
QXO. QXO is a Delaware corporation with principal executive offices located at Five American Lane, Greenwich, CT 06831. Its telephone number is (888) 998-6000 and its website address is www.qxo.com. QXO provides technology solutions, primarily to clients in the manufacturing, distribution and service sectors. QXO plans to become a tech-forward leader in the $800 billion building products distribution industry. The company is targeting tens of billions of dollars of annual revenue in the next decade through accretive acquisitions and organic growth. QXO is traded on the New York Stock Exchange and is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available free of charge at the website maintained by the SEC at http://www.sec.gov.
Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of QXO and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.
None of QXO, the Purchaser, HoldCo, TopCo or, to the knowledge of QXO, the Purchaser, HoldCo or TopCo after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.
As of the date of this Offer to Purchase, QXO and its subsidiaries (including Purchaser, HoldCo and TopCo and their respective subsidiaries) beneficially own one hundred (100) Shares, representing less than 1% of the outstanding Shares. During the past sixty (60) days, QXO purchased the following Shares in open market transactions:

Date of Purchase	Number of Shares	Price per Share
January 15, 2025	100	$121.00

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of QXO, HoldCo, TopCo, the Purchaser and, to each of their respective knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of QXO, HoldCo, TopCo, the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Beacon;

(ii) none of QXO, HoldCo, TopCo, the Purchaser and, to each of their respective knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past sixty (60) days; (iii) during the two (2) years before the date of this Offer to Purchase, there have been no transactions between QXO, HoldCo, TopCo, the Purchaser, their subsidiaries or, to each of their respective knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Beacon or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two (2) years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between QXO, HoldCo, TopCo, the Purchaser, their subsidiaries or, to each of their respective knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Beacon or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available free of charge at the website maintained by the SEC at http://www.sec.gov. Additionally, requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at the Purchaser’s expense.
10.	Source and Amount of Funds.
We will need approximately $11 billion to purchase all outstanding Shares pursuant to the Offer and to refinance certain indebtedness in connection with the transaction. As of September 30, 2024, QXO had $5.0 billion of cash and cash equivalents. In connection with the Proposed Merger, TopCo has received debt commitment letters for up to $6.5 billion in Committed Debt Financing, comprised of a combination of (i) a seven-year senior secured term loan facility (the “Term Facility”), (ii) a seven-year senior secured bridge facility (the “Senior Secured Bridge Facility”) and (iii) an eight-year senior unsecured bridge facility (the “Senior Unsecured Bridge Facility”), which may be used, together with cash and cash equivalents of QXO, to finance the consideration for the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.
Committed Debt Financing.
TopCo has received a debt commitment letter, dated January 13, 2025 (the “Term Loan and Bridge Facilities Debt Commitment Letter”), from the financial institutions party thereto to provide to TopCo or a subsidiary thereof (the “Borrower”), subject to the terms and conditions set forth therein, up to $6.5 billion of debt financing comprised of a combination of the Term Facility, the Senior Secured Bridge Facility and the Senior Unsecured Bridge Facility (collectively, the “Committed Debt Financing”), the proceeds of which may be used to pay a portion of the offer price and fees and expenses in connection with the Offer.
The Committed Debt Financing is being provided by Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Wells Fargo Bank National Association and Mizuho Bank, Ltd. (collectively, the “Lenders”), and is subject to the terms and conditions set forth in the Term Loan and Bridge Facilities Debt Commitment Letter.
The commitments under the Term Loan and Bridge Facilities Debt Commitment Letter are conditioned upon, among other things, the following customary conditions: (i) consummation of the Offer and the Proposed Merger, (ii) to the extent such financial statements have been publicly filed by Beacon, receipt of certain historical financial statements of Beacon, (iii) satisfaction of the Material Adverse Effect Condition, (iv) payment of fees and expenses required by the Term Loan and Bridge Facilities Debt Commitment Letter and (v) execution and delivery by the Purchaser of the definitive documentation for the Committed Debt Financing.
The commitments under the Term Loan and Bridge Facilities Debt Commitment Letter expire upon the earliest to occur of (i) July 31, 2025, (ii) to the extent a merger agreement is entered into prior to the consummation of the Offer, the termination of such merger agreement without the consummation of the Proposed Merger having occurred or (iii) with respect to each financing, the closing of the Proposed Merger without the consummation of such financing.
Term Facility.
Interest Rate and Maturity. Loans under the Term Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted SOFR or an alternate base rate, in each case plus a spread and mature on the seventh anniversary of the closing date (the “Closing Date”).
Guarantors. All obligations of the Borrower under the Term Facility will be guaranteed by the direct parent entity of the Borrower (“Holdings”) and each of the existing and future direct and indirect, material wholly owned domestic subsidiaries of the Borrower (subject to customary exceptions) (collectively, the “Subsidiary Guarantors”) on a senior secured basis.
Security. The obligations under the Term Facility will be secured, subject to permitted liens and other agreed upon exceptions, (a) on a first priority basis by a perfected security interest in (i) substantially all of the material owned assets of the Borrower and each Subsidiary Guarantor (other than assets constituting the ABL Priority Collateral (as defined below)) and (ii) all of the equity interests of the Borrower directly held by Holdings, in each case, whether owned on the Closing Date or thereafter acquired (the “Term Priority Collateral”) and (b) on a junior priority basis by perfected security interests in all accounts receivable, credit card receivables, loan receivables, other receivables, inventory, related books and records, general intangibles (other than intellectual property and equity interests), deposit accounts and securities accounts, and cash of the Borrower and each Subsidiary Guarantor, in each case, whether owned on the Closing Date or thereafter acquired (the “ABL Priority Collateral” and, together with the Term Priority Collateral, the “Collateral”).
Other Terms. The Term Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Term Facility will also include customary events of defaults.
Senior Secured Bridge Facility.
Interest Rate and Maturity. Loans under the Senior Secured Bridge Facility are expected to bear interest at a rate equal to the adjusted SOFR plus a spread and mature on the seventh anniversary of the Closing Date.
Guarantors. All obligations under the Senior Secured Bridge Facility will be unconditionally guaranteed by each Subsidiary Guarantor on a senior secured basis.
Security. The obligations under the Senior Secured Bridge Facility will be secured by the Collateral on a pari passu basis with the Term Facility.
Other Terms. The Senior Secured Bridge Facility will contain customary representations and warranties and customary affirmative and negative covenants. The Senior Secured Bridge Facility will also include customary events of defaults.
Senior Secured Notes. In lieu of incurring bridge loans under the Senior Secured Bridge Facility, the Borrower may issue fixed rate seven-year senior secured notes.
Senior Unsecured Bridge Facility.
Interest Rate. Loans under the Senior Unsecured Bridge Facility are expected to bear interest at a rate equal to the adjusted SOFR plus a spread and mature on the eighth anniversary of the Closing Date.
Guarantors. All obligations under the Senior Unsecured Bridge Facility will be unconditionally guaranteed by each Subsidiary Guarantor on a senior unsecured basis.
Other Terms. The Senior Unsecured Bridge Facility will contain customary representations and warranties and customary affirmative and negative covenants. The Senior Unsecured Bridge Facility will also include customary events of defaults.
Senior Unsecured Notes. In lieu of incurring bridge loans under the Senior Unsecured Bridge Facility, the Borrower may issue fixed rate eight-year senior unsecured notes.

ABL Facility.
TopCo has also obtained commitments from the Lenders for a five-year asset-based revolving credit facility with an aggregate commitment of $1.75 billion (the “ABL Facility”). TopCo has received a debt commitment letter, dated January 13, 2025 (the “ABL Debt Commitment Letter,” and, together with the Term Loan and Bridge Facilities Debt Commitment Letter, the “Debt Commitment Letters”) from the financial institutions party thereto to provide to the Borrower, subject to the terms and conditions set forth therein, the ABL Facility.
The commitments under the ABL Debt Commitment Letter are conditioned upon the same customary conditions as set forth in the Term Loan and Bridge Facilities Debt Commitment Letter.
The commitments under the ABL Debt Commitment Letters expire upon the earliest to occur of (i) July 31, 2025, (ii) to the extent a merger agreement is entered into prior to the consummation of the Offer, the termination of such merger agreement without the consummation of the Proposed Merger having occurred or (iii) with respect to each financing, the closing of the Proposed Merger without the consummation of such financing.
Interest Rate and Maturity. Loans under the ABL Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted SOFR or an alternate base rate, in each case plus a spread, and mature on the fifth anniversary of the Closing Date.
Guarantors. All obligations of the Borrower under the ABL Facility will be guaranteed by Holdings and each Subsidiary Guarantor.
Security. The obligations under the ABL Facility will be secured, subject to permitted liens and other agreed upon exceptions, (a) on a first priority basis by a perfected security interest in the ABL Priority Collateral and (b) on a junior priority basis by perfected security interests in the Term Priority Collateral.
Other Terms. The ABL Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The ABL Facility will also include customary events of defaults.
The foregoing summary of certain provisions of the Debt Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letters, copies of which have been filed as Exhibit (b)(1) and Exhibit (b)(2) to the Schedule TO and which are incorporated herein by reference.
11.	Background of the Offer.
On July 22, 2024, Brad Jacobs, Chairman and Chief Executive Officer of QXO, and Julian Francis, President and Chief Executive Officer of Beacon, met by videoconference for the first and only time. At this meeting, Mr. Jacobs and Mr. Francis discussed, among other things, industry conditions and trends and the macro-economic environment. Mr. Jacobs described his experience at prior companies, including XPO, Inc., GXO, Inc., RXO, Inc., United Rentals, Inc. and United Waste Systems, Inc., in implementing inorganic growth strategies, as well as QXO’s strategy to build QXO into a tech-forward leader in the $800 billion building products industry. Mr. Jacobs expressed an interest in QXO acquiring a market-leading roofing business. Mr. Francis did not indicate any willingness to explore a potential transaction with QXO, but he agreed to schedule a follow-on meeting with Ihsan Essaid, Chief Financial Officer of QXO.
On July 26, 2024, a representative of QXO contacted Mr. Francis, requesting to schedule a meeting between Mr. Essaid and Mr. Francis.
On July 31, 2024, the representative of QXO sent a follow-up request to schedule a meeting between Mr. Essaid and Mr. Francis.
On August 5, 2024, in response to QXO’s follow-up request for a meeting, Beacon agreed to have Mr. Francis meet with Mr. Essaid on August 27, 2024 at Beacon’s offices.
On August 6, 2024, a representative of Beacon contacted a representative of QXO requesting that the planned August 27, 2024 meeting between Mr. Essaid and Mr. Francis be rescheduled to August 26, 2024. The representative of QXO agreed to Beacon’s request to reschedule the meeting to that date.

On August 12, 2024, prior to Mr. Essaid and Mr. Francis meeting, a representative of Beacon then canceled their recently rescheduled August 26, 2024 meeting. At this time, representatives of Beacon made no proposal to reschedule the meeting for another date or otherwise engage with QXO regarding a potential acquisition of Beacon (the “Potential Transaction”).
Later on August 12, 2024, a representative of QXO asked a representative of Beacon when Mr. Francis was available next to schedule a meeting with QXO. The Beacon representative did not acknowledge or respond to this follow-up request to reschedule the meeting that Beacon had canceled.
Between August and October, QXO representatives sought to schedule a meeting with Beacon representatives. No meeting with Beacon was scheduled during this time.
On October 21, 2024, a representative of QXO contacted a representative of Beacon again requesting that a meeting be scheduled among Mr. Francis, Mr. Jacobs and Mr. Essaid and noting that Prithvi Gandhi, Chief Financial Officer of Beacon, could also join this meeting if he was available. The Beacon representative did not acknowledge or respond to this follow-up request.
On October 30, 2024, a representative of QXO followed up again with the Beacon representative to request the availability of Mr. Francis and Mr. Gandhi for a call with Mr. Jacobs and Mr. Essaid. Later that day, Beacon finally offered to schedule a videoconference, lasting for only thirty minutes, between Mr. Essaid and Mr. Gandhi.
On November 6, 2024, Mr. Essaid and Mr. Gandhi met via videoconference. When Mr. Essaid asked Mr. Gandhi why the August 26th meeting with Mr. Francis had been cancelled and why it had not been re-scheduled, Mr. Gandhi stated that Mr. Francis did not believe there was any need to schedule any meetings among representatives of QXO and Beacon in the absence of a substantive, specific proposal from QXO.
In response to Mr. Gandhi’s suggestion that QXO should make a substantive, specific proposal in order for Beacon to participate in meetings with QXO, on November 11, 2024 Mr. Essaid called Mr. Gandhi to inform him that QXO would be submitting a non-binding proposal later that day. Shortly thereafter, QXO submitted to Beacon a written proposal to acquire Beacon for $124.25 per Share in cash (the “Proposal”), which represented a 38% premium over Beacon’s 90-day average share price as of November 8, 2024. The Proposal described that any definitive agreement would not have any financing condition, the anticipated sources of financing (which included QXO’s approximately $5 billion in cash on hand) and that QXO would deliver committed financing prior to announcement of the Potential Transaction. The Proposal also stated that QXO was prepared to move promptly, with the belief that QXO could complete limited confirmatory public company due diligence and announce the Potential Transaction in two to three weeks. The Proposal also described QXO’s view of the challenges facing Beacon’s business, including (i) Beacon’s EV/EBITDA multiple having been largely range-bound in recent years and (ii) Beacon’s balance sheet likely not having sufficient capacity to pursue a strategy of transformative M&A quickly. QXO also requested to meet with Mr. Francis and Mr. Gandhi to discuss the Proposal. Later that same day, Mr. Gandhi sent an email to Mr. Essaid and Mr. Jacobs acknowledging receipt of the Proposal.
In the days immediately following receipt of the Proposal, representatives of Beacon did not attempt to contact representatives of QXO to schedule any meeting to discuss the Proposal.
On November 18, 2024, The Wall Street Journal published an article speculating that QXO had made an offer to acquire Beacon and that a deal could be agreed between the parties before the end of the 2024 calendar year. No purported economic terms or other purported transaction details were contained in such article. The closing price of the Shares on November 18, 2024 was $108.51 per share as compared with the closing price of $98.75 on the trading day immediately prior to The Wall Street Journal article.
On November 19, 2024, Mr. Francis sent an email to Mr. Jacobs and Mr. Essaid again acknowledging Beacon’s receipt of the Proposal. Mr. Francis relayed that Beacon had engaged a financial advisor and legal counsel to assist the Beacon Board in its review of the Proposal and that Beacon would respond following completion of its review, which Mr. Francis expected to take “a couple of weeks”.

On December 1, 2024, three weeks after the Proposal was delivered by QXO, Mr. Francis sent an email to Mr. Jacobs and Mr. Essaid informing them that the Beacon Board had instructed representatives of JPMorgan Chase & Co (“J.P. Morgan”), financial advisor to Beacon, to contact representatives of Morgan Stanley, lead financial advisor to QXO.
On December 2, 2024, representatives of J.P. Morgan contacted representatives of Morgan Stanley, informing Morgan Stanley that the Beacon Board (i) had rejected the Proposal and QXO’s request to meet with Mr. Francis, Mr. Gandhi or other members of Beacon’s senior management to discuss the Proposal or the Potential Transaction, and (ii) had instructed J.P. Morgan to contact third parties that could be interested in exploring a potential strategic transaction with Beacon. Representatives of J.P. Morgan did not provide to representatives of Morgan Stanley at the time, and have not provided to them since, any indication of Beacon’s view on valuation other than that the Proposal, in the Beacon Board’s view, was “inadequate”. During the discussion, representatives of J.P. Morgan confirmed that they and Beacon did not question QXO’s ability to secure financing for the Potential Transaction. Representatives of J.P. Morgan also stated that Beacon would require QXO to execute a nondisclosure agreement (an “NDA”) containing a “standstill provision” (which provision would restrict QXO from taking the Proposal to Beacon’s stockholders or even informing Beacon stockholders of its existence and would have prevented QXO from nominating directors for election to the Beacon Board at Beacon’s 2025 annual meeting) in order for Beacon to provide QXO with certain confidential management projections and written responses to questions provided in writing in advance. Beacon otherwise would not grant QXO any access to Beacon management in person or virtually, or an opportunity for any interactive discussion or real-time questions and answers. Representatives of J.P. Morgan also stated that, after providing QXO with such information, Beacon would ask QXO to submit an improved proposal, which would be reevaluated by the Beacon Board.
On December 3, 2024, QXO sent a letter to Mr. Francis reiterating QXO’s (i) interest in a Potential Transaction with Beacon, (ii) belief that the Proposal delivered compelling value to Beacon stockholders at a premium to Beacon’s intrinsic value and that Beacon stockholders would want Beacon to engage with QXO on the Proposal without delay and (iii) request to meet with members of Beacon’s senior management team. Due to QXO’s knowledge of the building products industry and QXO having completed substantial “outside in” diligence on Beacon, QXO stated in the letter that QXO neither wished nor needed to receive, or to discuss with Beacon senior management, confidential management projections or any other material non-public information. This due diligence leveraged the QXO team’s deep expertise in managing businesses with similar characteristics and was based on QXO’s independent consultant reports regarding Beacon and its industry and publicly available information, including Beacon’s public filings with the SEC, transcripts of Beacon’s quarterly earnings calls, investor presentations and third-party equity research reports about Beacon.
On December 4, 2024, representatives of J.P. Morgan and representatives of Morgan Stanley had a call during which the representatives of J.P. Morgan asserted that Beacon was not willing to engage in any discussions with QXO until QXO executed an NDA that would have included a “standstill” provision. Representatives of J.P. Morgan also stated that the Beacon Board believed that QXO should review Beacon’s confidential management projections so that QXO could increase its offer price. Representatives of Morgan Stanley conveyed to representatives of J.P. Morgan that QXO expected Beacon’s confidential management projections to be completely unattainable projections specifically designed to justify a highly unrealistic share price for Beacon. Representatives of Morgan Stanley also asked the J.P. Morgan representatives to share the Beacon Board’s view of the intrinsic value of Beacon and offered to have representatives of QXO or representatives of Morgan Stanley present QXO’s view of Beacon’s intrinsic value to the Beacon Board.
On December 5, 2024, a representative of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), legal counsel to QXO, spoke with a representative of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), legal counsel to Beacon. The representative of Paul, Weiss reiterated QXO’s interest in pursuing the Potential Transaction and QXO’s desire to receive constructive engagement from Beacon with respect to the Proposal. The representative of Paul, Weiss also stated that, given the lack of any substantive engagement, and the delays and difficulty in obtaining any engagement at all, QXO was not willing to agree to a “standstill” or receive any material non-public information about Beacon that would legally restrict its ability to take the Proposal directly to Beacon’s stockholders. The representative of Paul, Weiss further stated that, in an attempt to facilitate engagement between the parties, QXO was willing to sign an NDA without any “standstill” provision and that QXO would need access to Beacon senior management and limited, non-material confirmatory due diligence information. If desired by Beacon, the representative of Paul, Weiss stated QXO was willing to receive any information (including Beacon management projections) as of May 9, 2024, the date on which Beacon had entered into an accelerated share repurchase agreement, based on QXO’s understanding that applicable securities laws would have prohibited Beacon from entering into an agreement to repurchase its securities while in possession of material non-public information. The representative of Paul, Weiss further expressed that QXO did not want to review any Beacon confidential management projections after May 9, 2024 based on QXO’s belief that these projections would be completely unattainable, “hockey-stick” projections specifically designed to justify a highly unrealistic share price for Beacon, and that QXO believed investors would have the same point of view. The representative of Paul, Weiss also stated that QXO would limit any discussions to general trends in the Beacon business since May 9, 2024 so as to avoid QXO’s receipt of material non-public information that could have the effect of legally restricting QXO from making an offer to Beacon’s stockholders. The representative of Simpson Thacher indicated that he would communicate this potential approach to Beacon.
On December 6, 2024, Beacon sent a letter to QXO rejecting the Proposal and QXO’s request for meetings with Beacon senior management and stating that the Proposal was inadequate and would not be the basis for any further discussions. The letter also stated that in Beacon’s view the purpose of the meetings QXO had requested with the Beacon senior management was unclear.
On December 9, 2024, QXO sent another letter to Mr. Francis reiterating the compelling value of the Proposal, which represented a 26% premium over Beacon’s unaffected share price on November 15, 2024 (i.e., the last trading day prior to The Wall Street Journal report regarding the Potential Transaction), a 30% premium to Beacon’s closing price two months prior on October 7, 2024 and a 52% premium to Beacon’s closing price three months prior on September 6, 2024. The letter reiterated that QXO was not willing to agree to an NDA that contained a “standstill” that would restrict QXO’s ability to take the Proposal directly to Beacon’s stockholders given Beacon’s lack of substantive engagement. QXO proposed that, at Beacon’s option, either (i) the parties execute an NDA that did not include a “standstill” and Beacon would publicly disclose any management projections that it wished to share or (ii) Beacon provide QXO any management projections as of May 9, 2024, the date on which Beacon had entered into an accelerated share repurchase agreement, and describe any trends in the Beacon businesses since such date. In the letter, QXO also offered to enter into an employee non-solicitation agreement with Beacon on customary terms to facilitate in-person meetings with Beacon’s senior management. QXO also again requested a time to meet with Mr. Francis at his near-term convenience to discuss the Potential Transaction. Later that day, Mr. Francis sent an email to QXO acknowledging receipt of the letter.
In the days following receipt of this letter, Representatives of Beacon did not attempt to contact representatives of QXO to schedule any meeting to discuss the Proposal.
On December 16, 2024, Beacon sent a letter to QXO noting that the Beacon Board had concluded that the Proposal was inadequate and that the Beacon Board continued to believe that there was no basis for any conversation between the two companies.
On January 6, 2025, at Mr. Essaid’s request, Mr. Essaid and Mr. Francis had a call during which Mr. Essaid suggested a meeting between the two to discuss and agree on a path for discussions regarding the Potential Transaction. Mr. Francis emphasized that he was in “listen-only mode”, as he generally did in his discussions with Mr. Essaid. Mr. Essaid made the case that he and Mr. Francis might be able to reasonably agree on a path forward if they were to meet in person. Mr. Essaid relayed to Mr. Francis that (i) QXO continued to believe that the Proposal was very compelling, (ii) QXO had secured financing with respect to a Potential Transaction and (iii) if Beacon continued to refuse to constructively engage in discussions with QXO, QXO would take its offer directly to Beacon’s stockholders. Mr. Francis responded that he would relay the message back to the Beacon Board.
Later that day, Mr. Essaid followed up on his conversation with Mr. Francis and sent Mr. Francis a letter reiterating the compelling nature of the Proposal, requesting an in-person meeting with Beacon senior management, and reiterating that QXO was prepared to take the Proposal directly to Beacon stockholders if the parties could not find a mutually agreeable path forward.
Two days later, on January 8, 2025, Mr. Francis sent an email to Mr. Essaid acknowledging receipt of the letter and stating that he would discuss the letter with the Beacon Board.

On January 9, Mr. Francis sent an email to Mr. Essaid noting that the Beacon Board concluded that an in-person meeting between QXO and Beacon would only be acceptable if QXO agreed to certain terms, which Simpson Thacher would communicate to Paul, Weiss.
On January 9, 2025, a representative of Simpson Thacher and a representative of Paul, Weiss had a call to further discuss scheduling in-person meetings between QXO and Beacon. The representative of Simpson Thacher relayed to the Paul, Weiss representative that Beacon was only willing to schedule an in-person meeting if QXO agreed to execute an NDA with a “standstill” provision through Beacon’s investor conference in mid-March. As part of this “standstill”, QXO would be permitted to privately nominate to the Beacon Board candidates for the 2025 Annual Meeting by February 14, 2025 in accordance with Beacon’s By-laws and, if the parties failed to reach a definitive agreement by mid-March, QXO could then publicly disclose its board nominees and run a proxy contest. Following execution of an NDA with a “standstill” provision, Beacon would then share confidential management projections with QXO.
On January 10, 2025, Mr. Essaid had a call with Mr. Francis during which Mr. Essaid relayed to Mr. Francis that Beacon’s required pre-conditions for a meeting between Mr. Essaid and Mr. Francis were unacceptable to QXO, because, among other reasons, QXO understood Beacon’s business in light of the extensive diligence conducted by QXO on Beacon based on publicly available information and did not need to review Beacon’s confidential management projections, and that an NDA with a “standstill” provision would prevent QXO from taking the Proposal directly to Beacon’s stockholders by two months or more and slow down QXO’s efforts to pursue a Potential Transaction. Mr. Essaid also reiterated QXO’s belief that any Beacon confidential management projections would be completely unattainable projections specifically designed to justify a highly unrealistic share price for Beacon, and that QXO believed investors would have the same point of view. As in the previous call between Mr. Essaid and Mr. Francis, Mr. Francis emphasized that he was in “listen-only mode”. Mr. Essaid reiterated QXO’s position that an in-person meeting to resolve a very small number of key deal points would be productive and worthwhile, assuming QXO and Beacon were within “spitting distance” on price. Mr. Essaid stated that he was willing to travel to meet Mr. Francis in person the following week to discuss at a time and place of Mr. Francis’s choosing. During this discussion, Mr. Essaid also reiterated to Mr. Francis that QXO was prepared to take the Proposal directly to Beacon stockholders. Mr. Francis told Mr. Essaid that he would discuss with the Beacon Board and would revert back to Mr. Essaid.
On January 11, 2025, a representative of Paul, Weiss informed a representative of Simpson Thacher that Beacon’s proposal that QXO agree to a “standstill” expiring mid-March was not acceptable to QXO because (i) QXO did not desire or need management projections because QXO had conducted extensive diligence on Beacon’s business based on publicly available information and understood Beacon’s business and therefore there was no need for Beacon to require a “standstill” as the basis for providing QXO with management projections, (ii) QXO had started at a compelling price that was very close to the highest end of QXO’s value range because QXO believed, based on prior lack of responsiveness and delays from Beacon, that it would otherwise be difficult to obtain any substantive engagement from Beacon, and therefore the parties should be in a position to move quickly to agree on price and other deal terms, and (iii) executing such a “standstill” would prevent QXO from taking the Proposal directly to Beacon’s stockholders by two months or more without any reason to believe that Beacon would substantively engage with QXO on value during the “standstill” period. The representative of Paul, Weiss stated that QXO was confident that Beacon’s stockholders would be supportive of the Proposal and that QXO continued to believe that the management teams should meet in person as soon as possible and confirm agreement on material transaction terms if Beacon confirmed that QXO was within “spitting distance” on valuation, or otherwise QXO would take its offer directly to Beacon’s stockholders. The representative of Paul, Weiss also informed the representative of Simpson Thacher that a draft definitive merger agreement, contemplating a two-step merger with customary terms, some of which were described by the Paul, Weiss representative, was otherwise already prepared and it could be provided to Simpson Thacher immediately.
On January 13, 2025, QXO received the executed Debt Commitment Letters from the financing sources.
On January 14, 2025, Mr. Francis called Mr. Essaid to inform him that Beacon would send a letter to QXO later that day. During the call, Mr. Francis explained that (i) the Beacon Board continued to view the Proposal as inadequate, (ii) the Beacon Board was not willing to state whether the Proposal was within “spitting distance” on valuation, and (iii) the Beacon Board was not willing to engage in further discussions with QXO unless QXO agreed to a “standstill” that would prevent QXO from taking the Proposal to Beacon stockholders or even informing Beacon stockholders of its existence.

Later on January 14, 2025, Beacon sent a letter to QXO stating that Beacon was open to engaging in discussions with QXO if QXO executed an NDA with a “standstill” provision expiring mid-March and that the Beacon Board would not provide a specific counter to QXO’s offer price.
In all of the discussions and correspondence between QXO and Beacon and their representatives, Beacon consistently refused to provide a counterproposal to QXO’s offer.
Also on January 14, 2025, Beacon issued a press release announcing that it would host its investor day on March 13, 2025, during which Mr. Francis, Mr. Gandhi and other members of Beacon’s senior leadership team would provide an in-depth review of Beacon’s newly revised strategy, growth drivers and financial objectives.
On January 15, 2025, QXO issued a press release announcing that it had made a proposal to the Beacon Board to acquire all outstanding Shares for $124.25 per Share in cash, which offer price represented a 26% premium to Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the Potential Transaction) and a 37% premium to Beacon’s unaffected 90-day volume-weighted average price prior to such report. The press release included a letter delivered to Beacon’s Chairman. The letter, the text of which is copied below, provided the public with information about the Proposal and QXO’s attempt at constructive engagement regarding the Potential Transaction over the prior five months, which attempts were met by delays, cancellations and unreasonable preconditions by Beacon, and urged the Beacon Board to constructively engage to reach a negotiated transaction that would enhance value for Beacon stockholders.
Later on January 15, 2025, QXO acquired 100 Shares on the open market. As of the date of this Offer to Purchase, QXO owns 100 Shares.
Later on January 15, 2025, Beacon issued a press release (i) publicly announcing that the Beacon Board unanimously rejected the Proposal, as it believed that it undervalued Beacon, (ii) stating that Beacon remained open to opportunities to maximize stockholder value and (iii) announcing that Beacon planned to discuss Beacon’s growth and long-term goals at its investor conference on March 13, 2025.
The closing price of the Shares on January 15, 2025 was $117.18 per share.
QXO January 15, 2025 Letter to Beacon’s Chairman:
Attention: Stuart A. Randle, Chairman of the Board
January 15, 2025
Dear Stuart,
I am writing to reiterate our surprise at your continued refusal to substantively engage with us on our offer to acquire Beacon for $124.25 per share in cash, submitted to the company in a letter on November 11, 2024. We presented a full and compelling price that is very close to the highest end of our value range. The Beacon Board of Directors appears to have priorities that do not include capturing a compelling premium and creating significant, immediate value for Beacon shareholders.
Despite your Board’s opposition, QXO today remains committed to acquiring Beacon at $124.25 per share. We know Beacon and have studied it closely. We have retained consultants and financial and legal advisors, secured committed financing, and are prepared to nominate directors to the Beacon Board. We believe your shareholders have the right to evaluate our proposal.
1. More than Five Months of Anti-Shareholder Actions Designed to Frustrate a Transaction
Since our initial virtual meeting with your CEO in July of last year, Ihsan Essaid, QXO’s Chief Financial Officer, and I have made numerous attempts to engage constructively with Beacon to reach a deal. Our attempts to explore a transaction have been met by delays, cancellations, and unreasonable preconditions, notably a long-term “standstill” that would have prohibited us from offering our proposal directly to your shareholders. And while you told us in early December that you have put the company up for sale by contacting other potential buyers, we have yet to receive a counteroffer from you and are aware of no other interested buyers.
Earlier this month, you finally suggested an in-person meeting, but only after we informed you that we were prepared to approach your shareholders directly. However, this meeting was conditioned on an unusual, onerous standstill structure that would require us to agree to a months-long delay before we could actually present our proposal to your shareholders or even inform them of it. We were surprised that you conditioned a meeting on us agreeing not to tell your shareholders about a proposal to acquire their company.
2. Our $124.25 Offer is Extremely Compelling and Higher than Beacon’s Shares Have Ever Traded
Our cash-certain proposal of $124.25 represents a very high premium to Beacon’s historical multiple, unaffected trading price, analyst targets and intrinsic value, and is significantly higher than the stock’s current affected price.
Specifically, QXO’s proposal represents a:
•	26% premium to Beacon’s unaffected price of $98.75 per share (as of November 15, 2024, the last trading day prior to the Wall Street Journal report that QXO had made an offer to acquire Beacon);
•	37% premium to Beacon’s 90-day unaffected VWAP of $91.02 per share;
•	17% premium to Beacon’s unaffected all-time high price of $105.84;
•	14% premium to Beacon’s stock price of $108.85 on January 14, 2025, which is affected by the Wall Street Journal report on November 18, 2024;
•	3.0x premium to Beacon’s unaffected three-year historical average next-twelve-months enterprise value to EBITDA multiple of 8.1x.
3. Deteriorating Operating Environment and Capital Markets Backdrop
As we recently highlighted to you, the attractiveness of our offer has greatly improved for Beacon shareholders since we made our proposal on November 11, 2024, as the operating environment and capital markets have weakened, increasing the risk to Beacon’s plan:
•	Interest rates have increased significantly since late November (e.g., the yield on US ten-year bonds has increased by 61 bps);
•
Peers you include in your proxy are off substantially since November 11, reflecting a consensus of growing uncertainty; the median stock price among your proxy peers is down 10%, and the median building products subset within this group is also down 10%; the S&P 1500 Trading Companies & Distributors Index cited in your proxy is down 11%;

•	Even after the leak, Beacon shares have settled well below our offer price to $108.85 as of January 14, 2025;
Despite the foregoing, QXO has not lowered its offer of $124.25 per share in cash.
4. Beacon Has Failed to Optimize Value for Shareholders
•	Beacon has reported a revenue CAGR of 8% from 2019-2023, trailing all of the building products peers from the group cited in your proxy;
•	Consensus forecasts currently expect Beacon to fall short of key elements of your Ambition 2025 plan. Notably, consensus calls for 2025 EBITDA margin of 9.8%, versus your plan’s target of 11%;
•	Beacon’s balance sheet lacks the capacity to pursue transformational M&A;
•	Beacon does not have diversified operations and exposure to high-growth categories that trade at higher multiples;
•
As a result, Beacon’s trading multiple has remained range-bound for the better part of a decade, and its valuation trend has lagged peers. Beacon’s unaffected EV/ NTM EBITDA multiple stood 4.1x below the subset of building products peers in its proxy, a 30% discount. This has widened out from an average 2.8x gap, representing a 23% average discount over the preceding five years.

5. Strong Proposal
Our proposal contains no financing contingency. We have approximately $5 billion of cash on hand and have secured financing commitments sufficient to pay 100% of the purchase consideration, any required refinancing of Beacon’s debt, and associated transaction fees and expenses. Your advisor, J.P. Morgan, rightly indicated to our bankers that Beacon does not question our ability to finance the acquisition.

As QXO does not currently have operations in roofing, the transaction should not, in our opinion, give rise to any significant antitrust or other regulatory issues.
6. Ready to Move Quickly
We are prepared to move promptly to negotiate definitive acquisition documentation. Your long history as a public company provides us and your shareholders with the information needed to form a view of intrinsic value. QXO stands ready to bring an acquisition to fruition. We have retained Morgan Stanley as our lead financial advisor; Paul, Weiss as our legal counsel; Innisfree as our proxy solicitor; and Gladstone Place Partners as our strategic communications firm.
7. Overview of QXO
As you are well aware, QXO is a public company with a business plan supported by our investors to acquire businesses like Beacon. We have the full support of our Board of Directors to pursue this transaction. Our leadership team has a long track record of building businesses and accelerating growth through investment in technology.
The teams I’ve led have built five multibillion-dollar, publicly traded companies prior to QXO, including XPO, Inc. (NYSE: XPO), one of the largest providers of less-than-truckload services in North America; GXO Logistics, Inc. (NYSE: GXO), the largest pure-play contract logistics provider in the world; RXO, Inc. (NYSE: RXO), a leading tech-enabled freight brokerage platform; United Rentals, Inc. (NYSE: URI), the world’s largest equipment rental company; and United Waste Systems, Inc., the fifth largest waste management company in the U.S. at the time of its sale. Each of these companies has a history of retaining and attracting world-class talent, establishing advantages through technology, and building scale through accretive M&A and organic growth.
Our team is highly experienced, with a track record of creating shareholder value and deep expertise in operations, technology and M&A. Please refer to our website for the biographies of our senior management team (https://www.qxo.com/team).
8. Conclusion
QXO has proposed to acquire Beacon for $124.25 in cash per share, a compelling price for your shareholders that delivers a significant, immediate premium. QXO has the necessary financial resources, transaction experience and institutional knowledge to consummate the proposed transaction expeditiously and with a high level of certainty upon reaching a definitive agreement. We are available to meet at short notice to get a deal done. If that does not happen, we intend to let your shareholders decide whether they want our compelling offer.
On behalf of QXO, thank you for your consideration.
Sincerely,
Brad Jacobs
Chief Executive Officer
cc: Ihsan Essaid, Chief Financial Officer, QXO
Julian Francis, CEO, Beacon
12.	Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger.
Purpose of the Offer and the Proposed Merger; Plans for Beacon. The purpose of the Offer is for QXO, through the Purchaser, to acquire control of, and the entire equity interest in, Beacon. The Offer, as the first step in the acquisition of Beacon, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Proposed Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Minimum Tender Condition, the Board Approval Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition and the other conditions of the Offer are satisfied and the Offer is consummated, the Proposed Merger may be effected as soon as practicable following consummation of the Offer pursuant to Section 251(h) of the DGCL without the affirmative vote of the Beacon stockholders, subject to satisfaction of the other conditions to Section 251(h) of the DGCL. See “Statutory Requirements; Approval of the Proposed Merger” below.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Beacon, we may, subsequent to consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.
If the Shares are not delisted prior to the Proposed Merger, we intend to cause the delisting of the Shares by Nasdaq promptly following consummation of the Proposed Merger. We intend to seek to cause Beacon to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for deregistration are met. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”
If we consummate the Offer, we do not intend to declare any dividends on the Shares prior to the consummation of the Proposed Merger or the Purchaser otherwise acquiring all of the outstanding Shares.
QXO and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Beacon by QXO and are prepared to begin such negotiations immediately.
Subject to applicable law, QXO and the Purchaser reserve the right to terminate the Offer, if the conditions to the Offer have not been satisfied, or amend the Offer in any respect (including amending the number of shares, the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that QXO enters into a merger agreement with Beacon and such merger agreement does not provide for a tender offer, QXO and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by QXO, the Purchaser and Beacon and specified in such merger agreement.
QXO and the Purchaser are conducting a detailed review of Beacon and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Proposed Merger. QXO and the Purchaser will continue to evaluate the business and operations of Beacon during the pendency of the Offer and after the consummation of the Offer and the Proposed Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, QXO intends to review such information as part of a comprehensive review of Beacon’s business, operations, capitalization, indebtedness and management with a view to optimizing development of Beacon’s potential in conjunction with Beacon’s or QXO’s existing businesses. Possible changes could include changes in Beacon’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and QXO, Purchaser and, after completion of the Offer and the Proposed Merger, the reconstituted Beacon Board, reserve the right to change their plans and intentions at any time, as deemed appropriate by QXO or the reconstituted Board.
Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Beacon or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the Beacon Board or management, any material change in Beacon’s indebtedness, capitalization or dividend rate or policy or any other material change in Beacon’s corporate structure or business.
Statutory Requirements; Approval of the Proposed Merger. Section 251(h) of the DGCL provides that, following the consummation of a tender offer, approval by the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: (i) the merger agreement expressly permits or requires the merger to be effected pursuant to Section 251(h) and provides that such merger be effected as soon as practicable following the consummation of the tender offer; (ii) the purchaser must tender for all outstanding shares on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock; (iii) immediately following the consummation of the tender offer, the purchaser must own the requisite number of shares of the target corporation to adopt the merger agreement if a meeting of stockholders had to be called; (iv) the purchaser must merge with or into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are not purchased in the tender offer must be converted in the merger into, or into the right to receive, the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. The Board Approval Condition requires that any definitive merger agreement executed in respect of the Proposed Merger expressly state that the Proposed Merger is governed by Section 251(h) and provide that the Proposed Merger will be effected as soon as practicable following the consummation of the tender offer. Prior to consummating the Offer, QXO and the Purchaser will determine whether the Proposed Merger remains eligible to be effected pursuant to Section 251(h). If QXO and the Purchaser determine that the Proposed Merger can be effected pursuant to Section 251(h), after the consummation of the Offer, the Purchaser intends to effect the Proposed Merger without prior notice to, or any action by, any stockholder of Beacon.
If the Board Approval Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Section 203 could significantly delay our ability to acquire the entire equity interest in Beacon. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning fifteen percent (15%) or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which would include the Proposed Merger, for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (662⁄3%) of the outstanding voting stock not owned by the interested stockholder.
We reserve the right to waive the Board Approval Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with Beacon. On the other hand, if we waive the Board Approval Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating a merger or other business combination with Beacon for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Beacon. We currently have no intention of waiving the Board Approval Condition. We have not determined whether we would take any of the other actions described above under such circumstances.
The exact timing and details of any merger or other similar business combination involving Beacon will necessarily depend upon a variety of factors, including if and when Beacon enters into a definitive merger agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdiction applicable to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein.
The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.
13.	Dividends and Distributions.
If, on or after the date of this Offer to Purchase, Beacon (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer—Section 14—Conditions of the Offer,” we may make such adjustments in the offer price and other terms of the Offer and the Proposed Merger as we deem appropriate to reflect such split, distribution, combination or other change, including the number or type of securities offered to be purchased.
If, on or after the date of this Offer to Purchase, Beacon declares or pays any cash dividend on the Shares or other distribution on the Shares, including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Beacon’s stock transfer records, then, subject to the provisions of “The Offer—Section 14—Conditions of the Offer,” (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.
In the event that we make any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform Beacon’s stockholders of this development and extend the expiration time of the Offer, in each case to the extent required by applicable law.
14.	Conditions of the Offer.
Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if, before the Expiration Time, the following conditions shall not have been satisfied:
a.
Minimum Tender Condition. There being validly tendered and not validly withdrawn prior to the Expiration Time (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h) of the DGCL) that number of Shares that, when added to the Shares then owned by QXO and its subsidiaries, would represent one share more than one half of all Shares then outstanding as of the Expiration Time (the “Minimum Tender Condition”).

b.
Board Approval Condition. The Beacon Board having approved (i) the Offer and the Proposed Merger pursuant to Section 251(h) of the DGCL (and Beacon having entered into a merger agreement with Purchaser that provides that the Proposed Merger can be completed in the manner permitted by Section 251(h) of the DGCL) and (ii) the Offer and the Proposed Merger under Section 203 of the DGCL (the “Board Approval Condition”).

c.
Regulatory Approvals Condition. (i) The waiting period (including any extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the Proposed Merger) applicable to the consummation of the Offer and the Proposed Merger under the HSR Act, shall have expired or been earlier terminated; (ii) the waiting period (including extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the Proposed Merger) applicable to the consummation of the Offer and the Proposed Merger under the Part IX of the Competition Act (Canada) thereunder shall have expired or been terminated; and (iii) all other waiting periods (or extensions thereof or and any timing agreements entered into with any governmental entity to delay or not consummate the Offer and the Proposed Merger) any applicable antitrust or competition laws and regulations (other than the HSR Act and the

Competition Act (Canada)) shall have expired or been earlier terminated and all other approvals, permits, authorizations, extensions, actions or non-actions, waivers and consents of any governmental entity required in connection the consummation of the Offer or the Proposed Merger shall have been obtained (the “Regulatory Approvals Condition”).
d.
Material Adverse Effect Condition. Since December 31, 2023, there has not been a Material Adverse Effect (the “Material Adverse Effect Condition”). A “Material Adverse Effect” means: any event, change, effect, development, circumstance, state of facts, condition or occurrence (each, an “Effect”) that, when considered individually or in the aggregate with all other Effects, has had, has or could reasonably be expected to have a material adverse effect on (x) the ability of the Purchaser to timely consummate the Offer or the Proposed Merger or the ability of Beacon to timely consummate the Proposed Merger or (y) the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, results of operations, prospects of Beacon or its subsidiaries; provided that no Effect resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Material Adverse Effect under clause (y): (i) changes after the date hereof generally affecting the securities, credit or financial markets in the United States; (ii) acts or declarations of war or other armed hostilities, sabotage or terrorism; (iii) changes after the date hereof in applicable laws or the definitive interpretations thereof; (iv) changes after the date hereof in generally accepted accounting principles in the United States or the definitive interpretations thereof; or (v) any failure by Beacon to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period (provided that the exception in this clause (v) shall not prevent or otherwise affect a determination that any change or development underlying such failure constitutes, has resulted in or contributed to, a Material Adverse Effect); provided that, in the case of clauses (i), (ii), (iii) and (iv), any such Effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent that such Effect has been, or is reasonably expected to be, disproportionately adverse to Beacon or its subsidiaries as compared to other participants in the industry in which Beacon and its subsidiaries operate.

e.
No Injunction Condition. No court or other governmental entity of competent jurisdiction shall have proposed, enacted, issued, promulgated, enforced, entered or deemed applicable any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Offer, the acceptance for payment of or the payment for some or all of the Shares by QXO, the Purchaser or any of their respective subsidiaries or affiliates, or the consummation of the Proposed Merger or any other merger or business combination involving Beacon (the “No Injunction Condition”). “Laws” mean federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any governmental entity.

f.	Other Conditions:
i.
neither Beacon nor any of its subsidiaries shall have (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (B) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (C) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares, pursuant to and in accordance with the terms in effect on the date of this Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (D) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Beacon, (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Beacon, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (G) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Beacon or any of its subsidiaries or any comparable event not in the ordinary course of business, or (H) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that has or may have material adverse effect with respect to either the value of Beacon or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;
ii.
neither Beacon nor any of its subsidiaries shall have (A) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving Beacon (including, in each case, in combination with any other event such as termination of employment or service), (B) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Beacon or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, or (C) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business;

iii.
neither Beacon nor any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that Beacon or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed, in each case in a manner that, in the reasonable judgment of QXO, might, directly or indirectly, (A) delay or otherwise restrain, impede or prohibit the consummation of the Offer or the Proposed Merger or (B) prohibit or limit the full rights of ownership of shares of the Shares by QXO or any of its affiliates, including, without limitation, the right to vote any shares of Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to Beacon stockholders for a vote;

iv.
neither Beacon nor any of its subsidiaries shall have (A) granted to any person proposing a merger or other business combination with or involving Beacon or any of its subsidiaries or the purchase of securities or assets of Beacon or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of Beacon or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; and

v.
neither Beacon nor any of its subsidiaries shall have adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “shareholder rights plan” or “poison pill” or any other similar plan, instrument or device with respect to an unsolicited takeover of Beacon or acquisition of the Shares, unless such plan, instrument or device has been terminated or all of the rights issued thereunder have been redeemed.

The foregoing conditions are for the sole benefit of QXO, the Purchaser and their affiliates and may be asserted by us in our discretion or may be waived by us in our discretion in whole or in part at any time or from time to time before the Expiration Time. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time before the Expiration

Time. Notwithstanding the foregoing, in accordance with SEC rules and regulations, upon discovery of a condition that gives rise to termination of the Offer, we will undertake to promptly notify the Beacon stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. If we waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.
15.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights.
General. Based on our examination of publicly available information filed by Beacon with the SEC and other publicly available information concerning Beacon, we are not aware of any governmental license or regulatory permit that appears to be material to Beacon’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below under “Antitrust,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Beacon’s business or certain parts of Beacon’s business might not have to be disposed of, any one of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer.”
Delaware Business Combination Statute. Beacon is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving Beacon. For a discussion of the provisions of Section 203, see “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger.”
Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Beacon, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and Beacon, and we have not made efforts to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.
In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Beacon, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 14—Conditions of the Offer.”
Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Similar requirements apply under the Competition Act (Canada). The purchase of Shares pursuant to the Offer is subject to such requirements.
On or around the date of this Offer to Purchase, pursuant to the requirements of the HSR Act and the Competition Act (Canada), we plan to file a Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC and a notification pursuant to Part IX of the Competition Act (Canada) with the Competition Bureau. The waiting period applicable to the purchase of Shares pursuant to the Offer under the HSR Act will expire at 11:59 p.m., New York City time, fifteen (15) days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting (1) QXO to voluntarily withdraw and refile its Notification and Report Form, starting a new waiting period on the day of the refiling, in which case the waiting period will expire at 11:59pm, New York City time, fifteen (15) days following such refiling, or (2) additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten (10) days after our substantial compliance with such request. Thereafter, such waiting period can be extended or the Offer enjoined only by court order. The waiting period applicable to the purchase of Shares pursuant to the Offer under the Competition Act will expire at 11:59 p.m., Gatineau time, thirty (30) days following such filing, unless such 30th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Gatineau time, on the next regular business day. However, before such time, the Competition Bureau may extend the waiting period by (1) requesting QXO to voluntarily withdraw and refile its notification under Part IX of the Competition Act, starting a new waiting period on the day of the refiling, in which case the waiting period will expire at 11:59pm, Gatineau time, thirty (30) days following such refiling, or (2) additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., Gatineau time, thirty (30) days after our substantial compliance with such request. Thereafter, such waiting period can be extended or the Offer enjoined only by court order. We will also comply with any antitrust merger control notification and approval requirements imposed in any other foreign jurisdictions.
Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act, the Competition Act or other foreign law. See “The Offer—Section 14—Conditions of the Offer.” Subject to certain circumstances described in “The Offer—Section 14—Conditions of the Offer,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, or by the Competition Bureau or any other antitrust regulator, the Offer may, but need not, be extended.
At any time before or after the consummation of any such transactions, the Antitrust Division, the FTC or foreign antitrust regulators could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Beacon’s substantial assets. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 14—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, a private party, foreign antitrust regulators including the Competition Bureau or any other antitrust regulator has commenced or threatens to commence an action or proceeding against the Offer or Proposed Merger as a result of which any of the conditions described in “The Offer—Section 14—Conditions of the Offer” would not be satisfied.
If the Antitrust Division, the FTC, a state, a private party, foreign antitrust regulators including the Competition Bureau or any other antitrust regulator raises antitrust concerns in connection with the Offer, QXO and the Purchaser, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Proposed Merger while such discussions are ongoing. Due to the fact that Beacon has not provided any non-public information to QXO, at this time, our analysis of required regulatory filings and approvals is based solely on publicly available information about Beacon and, as a result, our analysis could be incomplete. Based on the information currently available to us, we are not aware of any other regulatory filings or approvals in other non-U.S. jurisdictions that will be required as a result of the Offer or the Proposed Merger. If Beacon engages in a due diligence process with respect to the Offer and the Proposed Merger, we expect to receive additional non-public information that will enable us to confirm our analysis of required regulatory filings or approvals. Based on information available to date, QXO believes that it can make all necessary filings and obtain all necessary regulatory approvals without Beacon’s cooperation with QXO.
Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, stockholders of Beacon who do not tender their Shares in the Offer, continue to hold Shares at the time of consummation of the Proposed Merger, neither vote in favor of the Proposed Merger nor consent thereto in writing and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares, collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Proposed Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.
If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the Proposed Merger.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by Beacon stockholders desiring to exercise any appraisal rights under Delaware law. We recommend that any Beacon stockholders wishing to pursue appraisal rights with respect to the Proposed Merger consult their legal advisors.
Any merger or other similar business combination with Beacon would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Beacon and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.
16.	Legal Proceedings.
We are not aware of any legal proceedings relating to this Offer to Purchase.
17.	Fees and Expenses.
Morgan Stanley & Co. is acting as our lead financial advisor in connection with the Offer and will receive customary fees in connection with this engagement.
We have retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, e-mail, telephone, telex, telegraph, personal interviews and other methods of communication and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.
We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
18.	Miscellaneous.
Neither the Purchaser nor QXO is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or make any representation on behalf of QXO or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.
We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, are available free of charge at the website maintained by the SEC at http://www.sec.gov in the manner described in “The Offer—Section 9—Certain Information Concerning the Purchaser and QXO” of this Offer to Purchase.
Queen MergerCo, Inc.
January 27, 2025

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF QXO
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of QXO are set forth below. The business address of each director and executive officer is care of QXO, Inc., Five American Lane, Greenwich, CT 06831. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with QXO. None of the directors and executive officers of QXO listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed are citizens of the United States.

BOARD OF DIRECTORS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Brad Jacobs
Mr. Jacobs has served as chairman of QXO’s Board of Directors since June 6, 2024. He has been the executive chairman of the board of directors of XPO, Inc. (XPO) since November 1, 2022, and was previously chairman and chief executive officer from September 2, 2011 to November 1, 2022. Mr. Jacobs has served as non-executive chairman of the board of directors of GXO Logistics, Inc. since August 2, 2021, and RXO, Inc. since November 1, 2022. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company’s first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Jason Aiken
Mr. Aiken has served as a director of QXO since June 6, 2024. He has served as executive vice president, technologies, of General Dynamics Corporation since January 2023. Previously, he held the joint role of executive vice president, technologies, and chief financial officer from January 2023 to February 2024, and senior vice president and chief financial officer from January 2014 to January 2023. Earlier, Mr. Aiken was the senior vice president and chief financial officer of General Dynamics subsidiary Gulfstream Aerospace Corporation, and held positions with General Dynamics, including vice president and controller, staff vice president of accounting and director of consolidation accounting. Prior to joining General Dynamics, Mr. Aiken was an audit manager with Arthur Andersen LLP in Washington, D.C., where he provided audit and consulting services for defense contractors. He holds an MBA degree from the Kellogg School of Management at Northwestern University, and a bachelor’s degree in business administration and accounting from Washington and Lee University.

Marlene Colucci
Ms. Colucci has served as a director of QXO since June 6, 2024. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor’s Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She is vice chair of the board of directors of GXO Logistics, Inc. Ms. Colucci holds a JD degree from Georgetown University Law Center.

BOARD OF DIRECTORS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Mario Harik
Mr. Harik has served as a director of QXO since June 6, 2024. He has led XPO, Inc. (XPO) as chief executive officer since November 2022 and serves on its board. He joined XPO in 2011 as chief information officer and held additional roles as chief customer officer and president, North American less-than-truckload. His prior career included chief information officer with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder of G3 Analyst. He holds a master’s degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Mary Kissel
Ms. Kissel has served as a director of QXO since June 6, 2024. She is executive vice president and senior policy advisor with Stephens Inc. Previously, Ms. Kissel served as senior advisor to the U.S. Secretary of State from October 2018 to January 2021. Prior to joining the State Department, she was a member of The Wall Street Journal editorial board in New York and editorial page editor for Asia Pacific in Hong Kong. She began her career at Goldman Sachs. Ms. Kissel is a nonresident senior fellow at Hudson Institute, a member of the Council on Foreign Relations, and a director of the American Australian Council. She is vice chairman of the board of directors of RXO, Inc. Ms. Kissel holds a master’s degree from Johns Hopkins School of Advanced International Studies, and a bachelor’s degree in government from Harvard University.

Jared Kushner
Mr. Kushner has served as a director of QXO since July 22, 2024. He is the chief executive officer of Affinity Partners, a global investment firm with $4.6 billion under management and a portfolio of market-leading, high-growth investments. From 2017 to 2021, he served as senior advisor to the President of the United States. In this role, Mr. Kushner managed the U.S.-Mexico relationship, led Middle East peace efforts, and negotiated the overhaul of America’s federal prison and criminal justice systems. Previously, Mr. Kushner was the chief executive officer of Kushner Companies, a New York-based real estate developer and co-founded two technology companies. He holds JD and MBA degrees from New York University, and a bachelor’s degree from Harvard University.

Allison Landry
Ms. Landry has served as lead independent director of QXO since June 6, 2024. She was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries from September 2005 to July 2021. Previously, she was a financial analyst and senior accountant with OneBeacon Insurance Co. (now Intact Insurance Specialty Solutions). She serves as vice chair of the board of directors of XPO, Inc. She holds an MBA degree from Boston University’s Questrom School of Business, and a bachelor’s degree in psychology from College of the Holy Cross.

EXECUTIVE OFFICERS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Brad Jacobs
Chairman and Chief Executive Officer

Mr. Jacobs founded and led five public companies prior to QXO: United Waste Systems, Inc., United Rentals, Inc., XPO, Inc., and XPO’s spin-offs, GXO Logistics, Inc. and RXO, Inc. He serves as executive chairman of XPO and as non-executive chairman of GXO and RXO. Mr. Jacobs is the managing partner of Jacobs Private Equity, LLC.

Ihsan Essaid
Chief Financial Officer

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Chief Legal Officer

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

Sean Smith
Chief Accounting Officer and Deputy Chief Financial Officer

Mr. Smith has more than two decades of senior financial experience across multiple industries. From 2019 to 2024, he served as corporate controller for Chewy, Inc., a leading e-commerce retailer of pet supplies and medications. Prior to Chewy, he held key finance positions with XPO, Inc. over more than three years, most recently as corporate controller. He began his career with KPMG LLP.

Mark Meller
President, SWK Technologies, Inc. (a wholly-owned subsidiary of QXO)

Mr. Meller previously served as the Chief Executive Officer, President and Director of QXO (formerly known as SilverSun Technologies, Inc.) from 2004 until 2024. From 1988 until 2003, Mr. Meller was Chief Executive Officer of Bristol Townsend and Co., Inc., a New Jersey-based consulting firm providing merger and acquisition advisory services to middle market companies. From 1986 to 1988, Mr. Meller was Vice President of Corporate Finance and General Counsel of Crown Capital Group, Inc, a New Jersey-based consulting firm providing advisory services for middle market leveraged buy-outs. Prior to 1986, Mr. Meller was a financial consultant and practiced law in New York City.

EXECUTIVE OFFICERS OF HOLDCO AND TOPCO
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each executive officer of HoldCo and TopCo are set forth below. HoldCo is managed by its sole member, TopCo, which is a wholly-owned subsidiary of QXO. TopCo is managed by its sole member, QXO. The business address of each executive officer is care of QXO, Inc., Five American Lane, Greenwich, CT 06831. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with HoldCo or TopCo. None of the executive officers of Holdco or TopCo listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All executive officers listed are citizens of the United States.

EXECUTIVE OFFICERS OF HOLDCO AND TOPCO
Name	Current Principal Occupation or Employment and Five-Year Employment History
Ihsan Essaid
President of HoldCo and TopCo; Chief Financial Officer of QXO

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Secretary of HoldCo and TopCo; Chief Legal Officer of QXO

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of the Purchaser are set forth below. The business address of each director and executive officer is care of QXO, Inc., Five American Lane, Greenwich, CT 06831. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with QXO and the occupation listed below an individual’s name refers to employment with the Purchaser. None of the directors and executive officers of the Purchaser listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed are citizens of the United States.

BOARD OF DIRECTORS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Ihsan Essaid
Chief Financial Officer of QXO

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Chief Legal Officer of QXO

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

EXECUTIVE OFFICERS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Ihsan Essaid
President of Purchaser; Chief Financial Officer of QXO

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Secretary of Purchaser; Chief Legal Officer of QXO

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

The Depositary for the Offer is:

By Mail:	By Express Mail; or Courier:

Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions COY BECN P.O. Box 43011 Providence, Rhode Island 02940	Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions COY BECN 150 Royall Street, Suite V Canton, Massachusetts 02021

Questions or requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth below. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free: (877) 717-3922
Banks and Brokers may call collect: (212) 750-5833